# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Greenland Mines Ltd, CIK 0001907223
CUSIP: 49876K202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13576 WALNUT STREET, SUITE A, OMAHA, Nebraska (NE), 68144
Date of event which requires filing of this statement: 11/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001698327

## Reporting persons
- AnorTech Inc.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); sole voting power 1,451,268; shared voting power 0; sole dispositive power 1,451,268; shared dispositive power 0; aggregate amount beneficially owned 1,451,268 (9.8% of the class)
  Comment: The percentage set forth in Row 11 is calculated based on (i) 13,685,941 shares of common stock ("Common Shares") of Greenland Mines Inc. (the "Issuer") issued and outstanding as of October 23, 2026, as reported in the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 26, 2026, and (ii) an additional 1,133,268 Common Shares issued by the Issuer to the reporting person on November 6, 2026.

## Item 1. Issuer
Name of issuer: Greenland Mines Ltd
Address of issuer's principal executive offices: 13576 WALNUT STREET, SUITE A, OMAHA, NEBRASKA, 68144.

## Item 2. Person Filing
Name of person filing: AnorTech Inc.
Address of principal business office or, if none, residence: Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6
Citizenship: British Columbia, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,451,268
Percent of class: 9.8%
Sole power to vote or to direct the vote: 1,451,268
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,451,268
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AnorTech Inc.: Samuel Yik, Chief Financial Officer (11/10/2026)